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------              U.S. SECURITIES AND EXCHANGE COMMISSION                  ------------------------------
FORM 4                       WASHINGTON, D.C. 20549                                  QMB APPROVAL
------                                                                       ------------------------------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               QMB NUMBER           3235-0287
/ / Check box if no                                                          EXPIRES:      FEBRUARY 1, 1997
    longer subject to                                                        ESTIMATED AVERAGE BURDEN
    Section 16. Form 4                                                       HOURS PER RESPONSE     ....0.5
    or Form 5 obligations                                                    ------------------------------
    may continue. See
    Instruction 1(b).
                  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                  Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940
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
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Mehrlich      Richard                         Medical Manager Corporation       "MMGR"        Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------     X Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
c/o Medical Manager Corporation                   Person (Voluntary)         4-98               ----        title ---       below)
3001 North Rocky Point Drive East              -------------------------   ------------------                below)
Suite 400                                                                 5. If Amendment,
---------------------------------------------                                Date of Original
              (Street)                                                       (Month/Year)
                                                          --                    N/A
Tampa,            Florida            33607                                 ------------------
---------------------------------------------
  (City)           (State)           (Zip)

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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V    Amount     (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
Common Stock,
  par value $.01 per share       4-23-98  J(1)    --  500,000 sh.  D        $30.00/sh.      1,660,000 sh.        D            N/A
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Common Stock,
  par value $.01 per share                                                                     63,914 sh.        I            (2)
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Common Stock,
  par value $.01 per share                                                                     81,869 sh.        I            (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  (Over)

                   (Print or Type Response) SEC 1474 (8-92)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses: (1) Mr. Mehrlich sold 500,000 shares on April 23, 1998, as a selling stockholder participating in an underwritten public offering conducted by Medical
                              Manager Corporation.
                          (2) On September 10, 1997, PMSI, of which Mr. Mehrlich is the majority shareholder, acquired 69,364 shares of the Company's common stock, par value $.01 per share (the "Common Stock") in connection with the
                              Company's acquisition of PMSI. On January 14, 1998, PMSI transferred
                              5,450 of these shares to Mr. John Zink, resulting in beneficial ownership of 63,914 shares of the Common Stock by Mr. Mehrlich.
                          (3) Upon his marriage to Ms. Bev Gilliland-Mehrlich on October 4, 1997,
                              Mr. Mehrlich became the indirect beneficial owner of 81,869 shares held directly by Ms. Gilliland-Mehrlich.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/ Richard Mehrlich           5-9-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                ------------------------------- ------
                                                                                           **Signature of Reporting Person  Date
                                                                                                  RICHARD MEHRLICH

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                             SEC 1474 (8-92)

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